Exhibit (a)(1)(F)

LQ Acquisition, Inc. Commences Tender Offer to Acquire Remaining Public Stake in Life Quotes, Inc.

Offer Price of $4.00 in Cash per Share for Public Stake

Darien, IL, June 10, 2010 — LQ Acquisition, Inc. announced today that it is commencing a cash tender offer for all of the outstanding publicly held shares in Life Quotes, Inc. (Nasdaq: QUOT) that it does not own for $4.00 per share in cash (the “Tender Offer”). This Tender Offer presents an approximately 44% premium over June 10, 2010’s closing price. LQ Acquisition, Inc. currently owns approximately 31% of the outstanding shares in Life Quotes, Inc. (“Life Quotes”). LQ Acquisition, Inc. has also signed share tender agreements with William V. Thoms and Zions Bancorporation which provides that these stock holders will tender their shares in the Tender Offer, which should provide LQ Acquisition with over 73% of the outstanding shares.

Life Quotes formed a committee consisting entirely of independent directors (the “Special Committee”) to, among other things, review this Tender Offer. The Special Committee unanimously recommended, on behalf of Life Quotes, that the stockholders of Life Quotes accept the Tender Offer and tender their shares of common stock pursuant to the Tender Offer. LQ Acquisition, Inc. is an entity wholly owned and controlled by Robert S. Bland, president and chief executive officer of Life Quotes. The purchase of Life Quotes shares in the Tender Offer is expected to be funded though a loan from Life Quotes to LQ Acquisition, Inc.

Unless extended or earlier terminated, the Tender Offer will expire at 12:00 midnight, New York City Time on July 15, 2010 (including July 15, 2010) (the “Expiration Date”). The Tender Offer is being made pursuant to the Offer to Purchase dated June 10, 2010 and the accompanying Letter of Transmittal, which was filed with the Securities and Exchange Commission on June 10, 2010, which documents set forth the terms and conditions of the Tender Offer. In order to receive the Tender Offer consideration of $4.00 per share, holders of the common stock must validly tender and not validly withdraw their shares at or prior to the Expiration Date. The Tender Offer is conditioned upon, among other things (i) the non-waivable condition that there shall have been validly tendered and not withdrawn before the tender offer expires shares that constitute at least a majority of the outstanding shares of Life Quotes not owned by LQ Acquisition, Inc., William V. Thoms, Zions Bancorporation or their respective affiliates immediately prior to the expiration of the tender offer, (ii) the condition that, together with the shares held by LQ Acquisition, Inc., there shall have been validly tendered and not withdrawn before the tender offer expires shares that constitute at least 90% of the outstanding shares of Life Quotes (this condition may be waived by LQ Acquisition, Inc.), and (iii) the execution of that certain note dated June 3, 2010 whereby Life Quotes will loan $19,000,000 to LQ Acquisition, Inc. to pay for properly tendered shares. LQ Acquisition will only be able to draw on this note if the number of shares it holds currently plus those it would acquire upon consummation of the Tender Offer exceeds 90% of the outstanding shares of Life Quotes. In addition to these conditions, the Tender Offer is also subject to standard terms and conditions, including, but not limited to, the making of any necessary governmental or regulatory filings, if any.

About LQ Acquisition, Inc.

LQ Acquisition, Inc. is a company wholly owned and controlled by Robert S. Bland, president and chief executive officer of Life Quotes, Inc.

About Life Quotes, Inc.

Life Quotes, Inc. is an insurance agency and brokerage headquartered in Darien, Illinois. Life Quotes owns and operates a comprehensive online consumer insurance information service, accessible at www.Lifequotes.com, which caters to the needs of self-directed insurance shoppers. Since its inception in 1984, Life Quotes has been continuously developing a proprietary and comprehensive insurance price comparison and order-entry system that provides instant quotes from about 30 life insurance companies. Life Quotes uses this database to provide customers with a large array of comparative life insurance quotes online, over the phone or by mail, and Life Quotes allows the customer to purchase insurance from the company of their choice either online or over the phone with our licensed insurance customer service staff. The Life Quotes website also provides insurance information and decision-making tools, along with access to other forms of personal insurance, such as auto, homeowners, renters, long-term care, health and travel insurance through various third parties. Life Quotes generates revenues from the receipt of commissions and fees paid by various sources that are tied directly to the volume of insurance sales or traffic that Life Quotes produces. Life Quotes conducts its insurance agency and brokerage operations using licensed agents who are compensated, in part, based on the volume of business sold and Life Quotes generates prospective customer interest using traditional direct response advertising methods conducted primarily offline. For more information visit the Life Quotes website at www.lifequotes.com.

IMPORTANT NOTICE: THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR THE SOLICITATION OF AN OFFER TO BUY SHARES OF COMMON STOCK OR ANY SECURITIES OF LIFE QUOTES. THE TENDER IS ONLY BEING MADE PURSUANT TO THE OFFER TO PURCHASE AND LETTER OF TRANSMITTAL AND OTHER RELATED MATERIALS (THE “DISCLOSURE DOCUMENTS”) THAT WILL BE DISTRIBUTED TO LIFE QUOTES’ SHAREHOLDERS AND HAS BEEN FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”). THIS PRESS RELEASE IS NOT A SUBSTITUTE FOR THE DISCLOSURE DOCUMENTS. INVESTORS MAY OBTAIN FREE COPIES OF THE DISCLOSURE DOCUMENTS THAT WERE FILED WITH THE SEC AT THE SEC’S WEB SITE AT WWW.SEC.GOV OR FROM LQ ACQUISITION AT 800.556.9393, EXTENSION 295. SHAREHOLDERS ARE URGED TO CAREFULLY READ THESE MATERIALS PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER.

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